Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 3, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN,
ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.	News release dated April 13, 2005 entitled “ VODAFONE LAUNCHES TWO INITIATIVES TO SIGNIFICANTLY BENEFIT ITS KEY CONTENT PROVIDERS”

2.	News release dated April 21, 2005 entitled “PUSH EMAIL FROM VODAFONE”

3.	Stock Exchange Announcement dated April 1, 2005 entitled ‘Close Period Share Purchases’

4.	Stock Exchange Announcement dated April 4, 2005 entitled ‘Block Admission Six Monthly Return’

5.	Stock Exchange Announcement dated April 5, 2005 entitled ‘ Purchase of Own Shares’

6.	Stock Exchange Announcement dated April 7, 2005 entitled ‘Purchase of Own Shares’

7.	Stock Exchange Announcement dated April 8, 2005 entitled ‘Purchase of Own Shares’

8.	Stock Exchange Announcement dated April 11, 2005 entitled ‘Purchase of Own Shares’

9.	Stock Exchange Announcement dated April 14, 2005 entitled ‘Purchase of Own Shares’

10.	Stock Exchange Announcement dated April 15, 2005 entitled ‘Purchase of Own Shares’

11.	Stock Exchange Announcement dated April 18, 2005 entitled ‘Purchase of Own Shares’

12.	Stock Exchange Announcement dated April 18, 2005 entitled ‘Director Shareholding’

13.	Stock Exchange Announcement dated April 19, 2005 entitled ‘Purchase of Own Shares’

14.	Stock Exchange Announcement dated April 20, 2005 entitled ‘Purchase of Own Shares’

15.	Stock Exchange Announcement dated April 21, 2005 entitled ‘Purchase of Own Shares’

16.	Stock Exchange Announcement dated April 22, 2005 entitled ‘Purchase of Own Shares’

17.	Stock Exchange Announcement dated April 27, 2005 entitled ‘Purchase of Own Shares’

18.	Stock Exchange Announcement dated April 28, 2005 entitled ‘Purchase of Own Shares’

19.	Stock Exchange Announcement dated April 29, 2005 entitled ‘Purchase of Own Shares’

13 April 2005

VODAFONE LAUNCHES TWO INITIATIVES TO SIGNIFICANTLY BENEFIT
ITS KEY CONTENT PROVIDERS

•                  a new Global Games Marketing and Distribution Program

•                  a Preferred Partner Program

Vodafone today announces the launch of two major initiatives both designed to improve speed to market and lower costs for its key Content Provider partners.

Global Games Marketing and Distribution Program

The Global Games Marketing and Distribution Program will maximise marketing and distribution efficiencies for Vodafone’s content partners across multiple territories.

Under the plan, Vodafone’s key partners will be able to centrally secure guaranteed distribution within pre-set timelines across multiple Vodafone live! operating markets.

Additional portal placement and marketing commitments will also be offered to leading games titles on a tiered approach, with Gold, Silver and Bronze status offering different levels of commitment in return for reciprocal co-marketing from the Content Providers.

The program also offers significant operational efficiencies. This will be of considerable benefit to the Content Providers as the list of supported handsets continues to increase and development costs rise due to the new technologies such as 3D and Connected. Through this targeted support for its key partners, Vodafone can maximise efficiencies and distribution.

The result will be an unsurpassed multi-market delivery network, utilising local expertise to deliver on the ambitions and objectives of the Group and drive higher and more consistent revenues for Vodafone and its partners alike.

‘Having pre-agreed, pan-regional marketing and distribution capacity will allow us to run multi-territory co-marketing more easily, improve efficiencies for our partners and benefit the industry as a whole,’ says Tim Harrison, Head of Games at Vodafone Group Services. ‘Vodafone has invested heavily in marketing its games offering, and has always benefited from its distribution footprint but this initiative seeks to take mobile games marketing and digital retail to the next level.’

The Marketing and Distribution Plan will be in place in all major Vodafone Operating companies by the end of April, and will be rolled out to the remaining Vodafone Operating Companies and partner markets by the end of Q3 2005.

Preferred Partner Program

Also launching in April is Vodafone’s Preferred Partner Program. This gives key Content Providers - with the best track record in terms of quality, consistency and timely delivery - priority information on handsets, launch presence and the benefit of a reduced certification procedure.  In short, this will greatly improve the speed to market for the Content Providers’ games.

‘Vodafone has always had the strongest belief in delivering the highest quality content to our customers,’ says Harrison. ‘Granting preferred status to our key partners who have consistently delivered, is both a recognition of our trust in the quality of their product, and of the market’s increasing maturity.’

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs

Director

Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Ben Padovan
Darren Jones	Jon Earl
Sarah Moriarty	Janine Young
Tel: +44 (0) 1635 673310	Tel: +44 (0) 1635 673310

News release

21 April 2005

PUSH EMAIL FROM VODAFONE

Vodafone today announces the roll out of push email, a service providing real-time, secure and remote access to email, contacts and calendar direct to a range of business-focused mobile devices.

New email, calendar appointments and contact details are automatically ‘pushed’ to the customer’s selected device and updates made on the device are automatically reflected on the customer’s PC. In addition, customers can choose to download email attachments in popular office formats, including Microsoft Word, Excel, Powerpoint and Adobe PDF.

Vodafone’s research shows business customers have different mobile email access requirements, depending on the size and type of the organisation. The Vodafone push email service caters for all business IT environments, with an Enterprise version for companies wishing to provide access to their employees, a Desktop Redirector version for people who use their own mobile equipment at work and an ISP version for sole traders or small businesses.

During the launch phase, the range of devices that support the push email service will include the Vodafone v1620, the Motorola MPx220, the Nokia 6630 and the Sony Ericsson P910i. Additional devices that support push email functionality will be introduced into the range in the coming months.

“Vodafone intends to offer the best and easiest to use mobile email services for our business customers,” said Peter Bamford, Chief Marketing Officer at Vodafone.

“Vodafone push email means more customers can now mobilise their businesses and benefit from greater business productivity and responsiveness whilst on the move. Customers can choose the mobile email solution that complements their IT system, whilst enabling mobile email users and Company IT Managers to select the device that meets their needs.”

The push email service is currently available from Vodafone Germany, Vodafone Greece, Vodafone Italy, SFR (France) and Elisa (Finland). Vodafone Spain is launching the service today with additional Vodafone markets launching push email over the course of this year.

ends

NOTES TO EDITORS

The Vodafone push email service supports both Microsoft ® Exchange Server ®* and IBM ® Lotus Domino ®* systems, as well as POP3 ISP email accounts.

(* Available on the enterprise and Desktop Redirector versions only)

For further device information and images please visit www.vodafone.com/media/push

For further information:

Investor Relations

Charles Butterworth

Darren Jones

Sarah Moriarty

Tel: +44 (0) 1635 673310

Media Relations

Jon Earl

Janine Young

Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

Tel: +44 (0) 20 7920 3150

About Vodafone

Vodafone is the world’s largest mobile community with 151 million proportionate customers, equity interests in 26 countries and Partner Networks in a further 14 countries. For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com

© Vodafone Group 2005. Vodafone is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade markets of their respective owners.

VODAFONE GROUP PLC

CLOSE PERIOD SHARE PURCHASES

Vodafone announces that on 31 March 2005 it instructed The Law Debenture Trust Corporation p.l.c. to deliver irrevocable instructions to a number of banks to purchase shares on its behalf during its close period which commences on 1 April 2005 and ends on the day of publication of its preliminary results on 24 May 2005 (the “Close Period”) as was announced on 29 March 2005.

The purchase of shares in the Close Period pursuant to the irrevocable instructions will be effected in accordance with the authority granted to Vodafone at its Annual General Meeting on 27 July 2004.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	EXECUTIVE SHARE OPTION SCHEME

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			13,080,468 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:			8,035,539 Ordinary US$0.10 each

6.	Balance under scheme not yet issued/allotted at end of period			5,044,929 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			5,000,000 Ordinary 5p each* (26/03/1999) (see Note below) 50,000,000 Ordinary US$0.10 each (27/04/2001)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

*	Nominal value subsequently redenominated to US$0.10 each.
Note:	On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	SHARESAVE OPTION SCHEME

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			314,344 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:			1,462,783 Ordinary US$0.10 each

6.	Balance under scheme not yet issued/allotted at end of period			1,524,381 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			4,000,000 Ordinary 5p each* (25/01/1995) (see Note below) 2,800,000 Ordinary US$0.10 each (25/09/2001) 2,672,820 Ordinary US$0.10 each (20/10/2004

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

*	Nominal value subsequently redenominated to US$0.10 each.
Note:	On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Full name of issuer	VODAFONE GROUP PLC

2.	Name of Scheme	VODAFONE AIRTOUCH PLC 1999 LONG TERM STOCK INCENTIVE PLAN

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			6,388,937 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:			42,963,703

6.	Balance under scheme not yet issued/allotted at end of period			40,334,584 Ordinary US$0.10 each

7.	Number and class of securities (amount of stock/debt securities) originally admitted			77,557,160 Ordinary US$0.10 each (04/07/2000) 77,000,000 Ordinary US$0.10 each (20/10/2004)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

†	This amount is re-stated in order to correct an overstatement of 10,000 as at 31 March 2004, 6 monthly return.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	1993 LONG-TERM STOCK INCENTIVE PLAN

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of securities not issued under scheme			113,841,865 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:			19,540,700 Ordinary US$0.10 each

6.	Balance under scheme not yet issued/allotted at end of period			94,301,165 Ordinary US$0.10 each

7.	Number and class of securities (amount of stock/debt securities) originally admitted			143,185,375 (see Note below) Ordinary 5p* each (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

*	Nominal value subsequently redenominated to US$0.10 each.
Note:	On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	VODAFONE GROUP PLC MERGER LISTING

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			142,857,785 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:			Nil

6.	Balance under scheme not yet issued/allotted at end of period			142,857,785 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			3,075,000,000 Ordinary 5p each* (23/06/1999) (see Note below)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

*	Nominal value subsequently redenominated to US$0.10 each.
Note:	On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	RESTRICTED/PHANTOM STOCK AWARDS

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			19,321,675 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:			Nil

6.	Balance under scheme not yet issued/allotted at end of period			19,321,675 Ordinary US$.10 each

7.	Number and class of securities (amount of stock/debt securities) originally admitted			3,896,795 (see Note below) Ordinary 5p* each (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

*	Nominal value subsequently redenominated to US$0.10 each.
Note:	On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	EMPLOYEE SHARE PURCHASE PLAN

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			1,625,000 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:			Nil

6.	Balance under scheme not yet issued/allotted at end of period			1,625,000 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			325,000 Ordinary shares of 5p *each (see Note below) (23/06/1999)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

*	Nominal value subsequently redenominated to US$0.10 each.
Note:	On 30 September 1999, a capitalisation of 4:1 occurred.

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	OFFER FOR MANNESMANN AG

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			341,125,092 Ordinary US$0.10 each

5.	Number of securities issued/allotted under scheme during period:			Nil

6.	Balance under scheme not yet issued/allotted at end of period			341,125,092 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			2,703,893,698 Ordinary US$0.10 each (08/02/2000) 200,000,000 Ordinary US$0.10 each (19/04/2000)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	OFFER FOR AIRTEL MOVIL SA

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			902,553,376 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:			Nil

6	Balance under scheme not yet issued/allotted at end of period			902,553,376 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			4,000,000,000 Ordinary US$0.10 each (29/12/2000)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	PROJECT TELECOM PLC (ROLLOVER)

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			2,451,725 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:			64,770 Ordinary US$0.10 each

6	Balance under scheme not yet issued/allotted at end of period			2,386,955 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			3,308,781 Ordinary US$0.10 each (16/10/2003)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	PANAFON SHARE OPTION SCHEME (ROLLOVER)

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			4,260,291 Ordinary US$0.10 each

5.	Number of shares issued/allotted under scheme during period:			Nil

6	Balance under scheme not yet issued/allotted at end of period			4,260,291 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			4,260,291 Ordinary US$0.10 each (30/03/2004)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

SCHEDULE 5

BLOCK ADMISSION SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London E14 5HS

AVS No:

Please ensure the entries on this return are typed

1.	Name of company	VODAFONE GROUP PLC

2.	Name of Scheme	VODAFONE SHARE INCENTIVE PLAN

3.	Period of return:	From	01.10.04 to	31.03.05

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme			Nil

5.	Number of shares issued/allotted under scheme during period:			1,122,080 Ordinary US$0.10 each

6	Balance under scheme not yet issued/allotted at end of period			377,920 Ordinary US$0.10 each

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;			1,500,000 Ordinary US$0.10 each (12/11/04)

Please confirm total number of securities in issue at the end of the period in order for us to update our records

64,595,866,539 Ordinary shares of US$0.10 each, plus 3,785,000,000 Treasury shares.

Contact for queries:		Address:

Name:	Mr P R S Howie	Vodafone Group Plc
Vodafone House, The Connection
Telephone:	(01635) 33251	Newbury, Berkshire RG14 2FN

Person making return

Name:	P R S Howie

Position:	Deputy Company Secretary

Signature:

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	4 April 2005

Number of ordinary shares purchased:	23,500,000

Highest purchase price paid per share:	140.75p

Lowest purchase price paid per share:	139.75p

Volume weighted average price per share:	140.2527p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£33,130,774.30

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,808,500,000 of its ordinary shares in treasury and has 64,572,922,379 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	6 April 2005

Number of ordinary shares purchased:	16,500,000

Highest purchase price paid per share:	141.75p

Lowest purchase price paid per share:	140.25p

Volume weighted average price per share:	141.0114p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£56,518,644.08

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,825,000,000 of its ordinary shares in treasury and has 64,557,363,498 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	7 April 2005

Number of ordinary shares purchased:	24,500,000

Highest purchase price paid per share:	142.75p

Lowest purchase price paid per share:	140.25p

Volume weighted average price per share:	141.75p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£91,427,983.58

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,849,500,000 of its ordinary shares in treasury and has 64,533,758,799 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	8 April 2005

Number of ordinary shares purchased:	16,000,000

Highest purchase price paid per share:	142.75p

Lowest purchase price paid per share:	141.25p

Volume weighted average price per share:	141.9219p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£114,253,569

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,865,500,000 of its ordinary shares in treasury and has 64,517,758,799 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	13 April 2005

Number of ordinary shares purchased:	15,500,000

Highest purchase price paid per share:	141.75p

Lowest purchase price paid per share:	141p

Volume weighted average price per share:	141.3831p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£151,195,809

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,891,500,000 of its ordinary shares in treasury and has 64,493,550,906 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	14 April 2005

Number of ordinary shares purchased:	15,500,000

Highest purchase price paid per share:	141.5p

Lowest purchase price paid per share:	140.75p

Volume weighted average price per share:	141.0537p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£173,172,823

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,907,000,000 of its ordinary shares in treasury and has 64,479,257,319 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	15 April 2005

Number of ordinary shares purchased:	28,500,000

Highest purchase price paid per share:	140.25p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.2308p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£213,059,942

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,935,500,000 of its ordinary shares in treasury and has 64,450,757,319 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 18 April 2005 by Mourant ECS Trustees Limited that on 12 April 2005 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 141p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	178
Sir Julian Horn-Smith	178
Mr K J Hydon	178

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	18 April 2005

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	138p

Lowest purchase price paid per share:	136p

Volume weighted average price per share:	137.0898p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£247,510,610

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,960,500,000 of its ordinary shares in treasury and has 64,426,684,938 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	19 April 2005

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	138p

Lowest purchase price paid per share:	137.25p

Volume weighted average price per share:	137.6054p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£276,558,010

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 3,981,500,000 of its ordinary shares in treasury and has 64,406,113,438 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	20 April 2005

Number of ordinary shares purchased:	22,500,000

Highest purchase price paid per share:	138p

Lowest purchase price paid per share:	136.5p

Volume weighted average price per share:	137.0211p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£307,548,073

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,004,000,000 of its ordinary shares in treasury and has 64,383,613,438 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	21 April 2005

Number of ordinary shares purchased:	21,000,000

Highest purchase price paid per share:	137.75p

Lowest purchase price paid per share:	136.75p

Volume weighted average price per share:	137.1875p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£336,507,258

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,025,000,000 of its ordinary shares in treasury and has 64,363,222,819 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	26 April 2005

Number of ordinary shares purchased:	19,500,000

Highest purchase price paid per share:	136.75p

Lowest purchase price paid per share:	135.5p

Volume weighted average price per share:	136.41937p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£363,247,365

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,044,500,000 of its ordinary shares in treasury and has 64,344,206,378 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	27 April 2005

Number of ordinary shares purchased:	21,500,000

Highest purchase price paid per share:	136p

Lowest purchase price paid per share:	135.25p

Volume weighted average price per share:	135.5768p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£392,547,959

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,066,000,000 of its ordinary shares in treasury and has 64,322,706,378 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	28 April 2005

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	136.25p

Lowest purchase price paid per share:	135.25p

Volume weighted average price per share:	135.8005p

Cumulative consideration (including costs) of ordinary shares purchased from and including 1 April 2005:	£415,754,092

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,083,000,000 of its ordinary shares in treasury and has 64,305,706,378 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 3, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary